UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170232

DIVISION OF
CORPORATION FINANCE

March 24, 2017

Scott H. Kimpel
Hunton & Williams LLP
skimpel@hunton.com

Re: Lowe's Companies, Inc.
Incoming letter dated March 16, 2017

Dear Mr. Kimpel:

This is in response to your letter dated March 16, 2017 concerning the shareholder proposal submitted to Lowe's by John Chevedden. We also have received a letter from the proponent dated March 22, 2017. On March 2, 2017, we issued a no-action response expressing our informal view that Lowe's could not exclude the proposal from its proxy materials for its upcoming annual meeting. We were unable to concur in Lowe's view that it could exclude the proposal under rule 14a-8(i)(3). We were also unable to conclude that Lowe's had met its burden of establishing that it could exclude the proposal under rule 14a-8(i)(10). You have asked us to reconsider our position under rule 14a-8(i)(10).

The Division grants the reconsideration request, as there now appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Lowe's policies, practices and procedures compare favorably with the guidelines of the proposal and that Lowe's has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 22, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 13 Rule 14a-8 Proposal
Lowe's Companies, Inc. (LOW)
Year Old Proxy Access Recycled
John Chevedden

Ladies and Gentlemen:

This is in regard to the March 16, 2017 request for reconsideration.

According to the attached chart only 54 shareholders averaged holdings of 0.15% or more during each quarterly reporting period of the last 3 years. If the threshold is raised to 50 – then 113 shareholders have held an average of 0.06% or more of the Company's shares during the last 12 quarters. The difference between 54 shareholders and 113 shareholders is considerable.

The burden of proof is on the company at this late date.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Beth MacDonald <beth.macdonald@lowes.com>

Lowe's Companies, Inc. (LOW) Institutional Ownership; Ipreo Database			
Total Shares Below			
869,847,000			
Institution Name	**Min % since 3/31/14**	**% O/S 12/31/16**	**Min Shares**
The Vanguard Group, Inc.	6.51%	7.04%	56604800
State Street Global Advisors (SSgA)	4.71%	4.86%	40946970
BlackRock Fund Advisors	4.28%	4.41%	37230022
T. Rowe Price Associates, Inc.	3.77%	3.77%	32787201
Wellington Management Company, LLP	3.08%	3.08%	26778894
Magellan Asset Management, LTD	1.60%	2.20%	13923732
J.P. Morgan Investment Management, Inc.	1.29%	1.29%	11211186
Columbia Threadneedle Investments (U.S.)	1.11%	1.18%	9653534
Northern Trust Investments, Inc.	1.07%	1.07%	9274804
Delaware Investments	0.98%	1.17%	8510970
Wells Fargo Advisors, LLC	0.94%	1.09%	8184814
Norges Bank Investment Management (Norway)	0.88%	0.90%	7667149
BlackRock Advisors, LLC	0.88%	1.22%	7663939
Greenhaven Associates, Inc.	0.84%	0.84%	7271286
Geode Capital Management, LLC	0.83%	0.94%	7204080
Managed Account Advisors, LLC	0.78%	0.79%	6756683
Invesco Advisers, Inc.	0.69%	0.71%	6016387
Iridian Asset Management, LLC	0.67%	0.80%	5795886
TIAA-CREF Investment Management, LLC	0.66%	0.66%	5755928
BlackRock Investment Management (U.K.), LTD	0.63%	0.91%	5458040
Fidelity Management & Research Company	0.58%	0.58%	5079758
Mellon Capital Management Corporation	0.50%	0.54%	4374330
BNY Asset Management	0.45%	0.45%	3934304
Legal & General Investment Management, LTD	0.45%	0.47%	3884140
Manulife Asset Management (U.S.), LLC	0.42%	0.42%	3626094
U.S. Trust, Bank of America Private Wealth Management	0.40%	0.42%	3515147
Capital World Investors (U.S.)	0.34%	0.34%	3000000

J.P. Morgan Private Bank	0.34%		0.34%	2955743
Janus Capital Management, LLC	0.32%		0.32%	2767130
New York State Common Retirement Fund	0.31%	30	0.31%	2675773
Sustainable Growth Advisers, L.P.	0.30%		0.30%	2615619
Sumitomo Mitsui Trust Asset Management Company, LTD	0.29%		0.29%	2489068
Charles Schwab Investment Management, Inc.	0.28%		0.33%	2474086
Morgan Stanley & Company, LLC	0.27%		0.41%	2375095
Goldman Sachs Asset Management, L.P. (U.S.)	0.25%		0.27%	2208383
California Public Employees Retirement System	0.25%		0.25%	2144420
Mitsubishi UFJ Trust & Banking Corporation	0.23%		0.23%	1969867
London Company of Virginia	0.22%		0.33%	1932651
Dimensional Fund Advisors, L.P. (U.S.)	0.22%		0.27%	1901754
UBS AG (Asset Management Switzerland)	0.21%	40	0.21%	1852242
California State Teachers Retirement System	0.20%		0.21%	1735566
AllianceBernstein, L.P. (U.S.)	0.19%		0.45%	1693394
Brown Advisory, LLC	0.19%		0.29%	1675129
Northern Trust Global Investments, LTD	0.19%		0.19%	1636194
William Blair & Company, LLC (Investment Management)	0.19%		0.19%	1619325
Parametric Portfolio Associates, LLC	0.19%		0.29%	1610230
New York State Teachers' Retirement System	0.18%		0.18%	1525426
ThomasPartners, Inc.	0.17%		0.27%	1515571
APG Asset Management N.V.	0.17%		0.26%	1461618
Santa Barbara Asset Management, LLC	0.16%	50	0.20%	1430570
RhumbLine Advisers	0.16%		0.17%	1378395
Atlanta Capital Management Company, LLC	0.16%		0.16%	1370587
American Century Investment Management, Inc.	0.15%		0.15%	1316961
Principal Global Investors, LLC	0.15%	54	0.15%	1293010
GWL Investment Management, LTD	0.14%		0.21%	1259118
UBS Financial Services, Inc. (Investment Advisor)	0.14%		0.47%	1233539
Quantitative Management Associates, LLC	0.14%		0.14%	1224292
Thrivent Asset Management, LLC	0.14%		0.14%	1220671

Russell Investment Management Company	0.14%		0.14%	1206798
Bank of America Merrill Lynch (Broker)	0.14%	60	0.25%	1199914
Teacher Retirement System of Texas	0.14%		0.14%	1194039
Florida State Board of Administration	0.14%		0.15%	1181188
Goldman Sachs & Co. (U.S.) (Broker)	0.13%		0.31%	1157247
Franklin Advisers, Inc.	0.13%		0.13%	1122188
BlackRock Japan Company, LTD	0.12%		0.17%	1068636
Invesco PowerShares Capital Management, LLC	0.12%		0.12%	1055588
UBS Asset Management (U.K.), LTD	0.12%		0.12%	1035200
U.S. Bank Private Asset Management	0.12%		0.12%	1018161
Adage Capital Management, L.P.	0.11%		0.11%	985843
Retirement Systems of Alabama	0.11%	70	0.11%	942084
J.P. Morgan Asset Management (UK), LTD	0.11%		0.30%	931905
Putnam Investment Management, LLC	0.11%		0.13%	922591
Wells Fargo Bank N.A. (Asset Management)	0.11%		0.11%	919327
Schweizerische Nationalbank (Bank)	0.11%		0.30%	917748
Fidelity International Limited - FIL Investment Services (U.K.), LTD	0.10%		0.19%	900000
BlackRock Asset Management Canada, LTD	0.09%		0.10%	823775
Saturna Capital Corporation	0.09%		0.09%	811259
State Street Global Advisors, LTD	0.09%		0.13%	805441
HSBC Global Asset Management (U.K.), LTD	0.09%		0.10%	798252
AP 7/Sjunde AP-Fonden	0.09%	80	0.09%	763974
AQR Capital Management, LLC	0.09%		0.17%	763145
BlackRock Advisors (U.K.), LTD	0.09%		0.11%	760088
Gateway Investment Advisers, LLC	0.09%		0.09%	759216
Golden Capital Management, LLC	0.09%		0.11%	753713
INTECH Investment Management, LLC	0.08%		0.31%	737665
State of Wisconsin Investment Board	0.08%		0.08%	737078
Nationwide Asset Management, LLC	0.08%		0.08%	736693
Tukman Grossman Capital Management, Inc.	0.08%		0.08%	734300
Chevy Chase Trust Company	0.08%		0.08%	716052
USAA Asset Management Company	0.08%	90	0.09%	701778

TD Asset Management, Inc.	0.08%	0.08%	697120
Credit Suisse AG (Asset Management)	0.08%	0.10%	675964
Korea Investment Corporation	0.08%	0.11%	671100
State Teachers Retirement System of Ohio	0.08%	0.09%	657968
Argent Capital Management, LLC	0.08%	0.08%	655281
Ohio Public Employees Retirement System	0.07%	0.07%	639287
Credit Suisse Securities (USA), LLC (Broker)	0.07%	0.08%	609797
UBS Asset Management (Americas) Inc.	0.07%	0.07%	590793
Fiduciary Trust Company International (Asset Management)	0.07%	0.10%	584624
PanAgora Asset Management, Inc.	0.07%	0.11%	566096
Third Avenue Management, LLC	0.06%	0.06%	560911
Coho Partners, LTD	0.06%	0.17%	545309
Markel-Gayner Asset Management Corporation	0.06%	0.06%	540000
Commerce Investment Advisors, Inc.	0.06%	0.06%	519274
British Columbia Investment Management Corporation	0.06%	0.07%	518981
Lord, Abbett & Co., LLC (Asset Management)	0.06%	0.06%	517400
FM Global	0.06%	0.06%	505700
Cornerstone Capital Management Holdings, LLC	0.06%	0.07%	503230
City National Rochdale, LLC	0.06%	0.09%	493192
Metlife Investment Advisors, LLC	0.06%	0.06%	492711
Aristotle Capital Management, LLC	0.06%	0.06%	489779
State Street Global Advisors France S.A.	0.06%	0.07%	488668
Pictet Asset Management S.A.	0.06%	0.07%	480218
Boys Arnold & Company, Inc.	0.05%	0.06%	472935
Aviva Investors Global Services, LTD (U.K.)	0.05%	0.07%	469331
First Republic Investment Management, Inc.	0.05%	0.06%	463224
Voya Investment Management Company, LLC	0.05%	0.05%	458009
AMP Capital Investors, LTD	0.05%	0.10%	451555
Kentucky Teachers' Retirement System	0.05%	0.05%	440406
Citadel Advisors, LLC	0.05%	0.27%	434042
Tennessee Consolidated Retirement System	0.05%	0.07%	424900

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
2200 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20037-1701

TEL 202 • 955 • 1500
FAX 202 • 778 • 2201

SCOTT H. KIMPEL
DIRECT DIAL: 202 • 955 • 1524
EMAIL: SKimpel@hunton.com

FILE NO: 23797.001762

March 16, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc. - 2017 Annual Meeting Shareholder Proposal from Mr. John Chevedden Request for Reconsideration

Ladies and Gentlemen:

This letter concerns the above proposal (the "Proposal") submitted to Lowe's Companies, Inc. (the "Company"). On January 30, 2017, the Company submitted a letter (the "Initial Request") requesting that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") confirm that the Staff would not recommend enforcement action if the Proposal is excluded from the Company's proxy materials for its 2017 annual meeting of shareholders (the "2017 Proxy Materials") in reliance on, among other grounds, Rule 14a-8(i)(10). Following the Initial Request, John Chevedden, the proponent, submitted several letters regarding the Initial Request.

Introduction and Request for Reconsideration.

On March 2, 2017, the Staff issued a response to the Initial Request, among other things stating that it was unable to conclude that the Company had met its burden of establishing that it may exclude the Proposal under Rule 14a-8(i)(10).[1] We request reconsideration of the Staff's March 2, 2017 response. In addition, we respectfully inform the Staff that the Company currently plans to file the 2017 Proxy Materials on or about April 21, 2017, and we would appreciate receiving a response before that date.

[1] The Company's Initial Request was couched in terms of it largest shareholders, rather than its largest *institutional* shareholders. We wish to note that of the Company's 50 largest holders of record, all 50 are institutional.

The Company notes that recently the Staff concurred that certain companies who had received similar proxy access proposals could exclude such proposals in reliance on Rule 14a-8(i)(10).[2] To the extent the Company did not provide sufficient information to demonstrate to the Staff that the Company has also substantially implemented the Proposal, the Company writes this letter to provide additional information to the Staff to further establish that the Company Proxy Access Bylaw already provides shareholders with a meaningful proxy access right. The Company also notes that the Staff has favorably granted reconsideration to other companies on this issue.[3]

The Company Has Substantially Implemented the Proposal.

The Proposal requests that the following resolution be submitted to the Company's shareholders: "Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access." As noted in the Initial Request, in 2016 the Company adopted a Bylaw to providing that a shareholder or group of shareholders who have owned 3% or more of the Company's outstanding common stock for at least three years would have the right to include in the Company's proxy statement nominees to the Board representing the greater of 20% of the Board or two directors. The Company continues to believe that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through the Company Proxy Access Bylaw.

As discussed in the Initial Request, the only feature of the Proposal that is not already provided for in the Company Proxy Access Bylaw is the request that the Company allow up to 50 shareholders to aggregate their shares in order to meet the 3% ownership threshold. However, the Proposal does not explain why the Company Proxy Access Bylaw does not provide meaningful proxy access with a 20-shareholder aggregation limit but would do so with a 50-shareholder aggregation limit. The Company believes that limiting the size of a nominating group to 20 shareholders achieves the essential objective of the Proposal, and of the proxy access concept in general, by ensuring that shareholders are realistically able to aggregate their shares in order to meet the ownership threshold, while at the same time

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[2] *See* The Dun & Bradstreet Corp. (Feb. 10, 2017); General Dynamics Corporation (Feb. 10, 2017); NextEra Entergy, Inc. (Feb. 10, 20 17); PPG Industries, Inc. (Feb. 10, 2017); United Continental Holdings. Inc. (Feb. 10, 2017); Amazon.com, Inc. (Feb. 21, 2017); Anthem Inc. (Mar. 2, 2017); General Motors Company (Mar. 7, 2017).

[3] *See* Citigroup Inc. (Mar. 2, 2017); United HealthGroup, Inc. (Mar. 2, 2017); Target Corporation (Mar. 2, 2017).

addressing administrative concerns that most likely would arise if a large number of shareholders sought to nominate director candidates under the Company Proxy Access Bylaw. As a result, for this and other reasons, the Company continues to believe that the current 20-shareholder aggregation limit in the Company Proxy Access Bylaw provides shareholders with a meaningful ability to utilize proxy access.

Additional Information Indicating that the Company has Substantially Implemented the Proposal.

As noted in the Initial Request, assuming that shareholder ownership has been stable for three years, many combinations of the Company's shareholders are able to aggregate their shares to meet the ownership threshold required by the Company Proxy Access Bylaw. Specifically, according to publicly available data, four of the Company's largest institutional shareholders each owned more than 3% of the Company's outstanding common stock as of December 31, 2016. Under the Company's current 20-person aggregation limit, as long as they partner with at least one of these shareholders that owns 3% of the Company's outstanding common stock, any shareholder may utilize proxy access. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings. Indeed, the Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors. See Release No. 33-9136 (2010).

No shareholder of record (institutional or otherwise) holds more than 9% of the Company's stock. Thus, there is no single dominating shareholder of record who could frustrate the efforts of other shareholders seeking to form a 3% group. Furthermore, as of December 31, 2016, the largest 20 institutional shareholders of the Company own approximately 38% of the Company's outstanding common stock, and each of these 20 institutional shareholders owns at least 0.6% of the outstanding common stock. Assuming institutional ownership has been stable for three years, the concentration of significant stockholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of others may easily form a group among themselves to make a proxy access nomination.[4] For example, at least six of the Company's institutional shareholders owned, continuously for at least three years, shares constituting at least 1% (but less than 3%) of the Company's common stock as of December 31, 2016. Any three of those six institutional shareholders could on their own form a group representing 3% of the Company's outstanding common stock or any one of those six shareholders could form a group representing 3% of the common stock with any number of other shareholders. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could meet the ownership threshold in any number of ways, by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group, as of December 31, 2016, the Company had 869,847,152 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, 26,095,415 shares of common stock. A group of 20 shareholders would therefore hold an average of approximately 1,304,771 shares per group member. As of December 31, 2016, 86 institutional shareholders owned at least 1,304,771 shares of common stock. There are innumerable combinations that would allow the Company's 86 largest institutional shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with any number of these 86 shareholders, in innumerable combinations, to form a nominating group. Moreover, while a small shareholder can aggregate its shares with up to 19 of these 86 large institutional shareholders to meet the ownership threshold, there are many combinations of far fewer than 20 shareholders that would meet the 3% ownership requirement. Indeed, several large shareholders' holdings are so significant (i.e., close to 3% of the common stock) that a small shareholder would be able to aggregate shares with as few as one (or, if not one, just a handful) of these large shareholders to meet the 3% ownership requirement.

---

[4] A review of publicly available information concerning the Company's shareholder base (including institutional shareholders) going back to March 31, 2012, reveals that ownership positions among the top 20 institutional shareholders are relatively stable, with 19 of the 20 holding shares on both that date and December 31, 2016.

The Proposal Does Not Necessarily Increase the Number of Shareholders Who Can Use Proxy Access.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50-shareholder limit would not necessarily increase the number of shareholders who might be able to utilize proxy access by a multiplier of 2.5.[5] Instead, it would simply reduce by 60% the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group. In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could create a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock. The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would more than double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

All Shareholders, Including Public Pension Funds, Have Meaningful Proxy Access.

As noted in the Initial Request, the Proposal's supporting statement also asserts that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." In the case of the Company, however, the Company's ten largest public pension fund shareholders own, in the aggregate, approximately 1.6% of the Company's outstanding common stock. As a result, these funds could meet the 3% ownership threshold under the existing aggregation limit by aggregating their shares with a relatively

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[5] Multiplying the current 20-shareholder aggregation limit by 2.5 would yield the 50-shareholder aggregation limit urged by the Proposal. One might expect that if the number of shareholders who are permitted to aggregate their shares is multiplied by 2.5, then the number of shareholders who can make use of proxy access will also be increased by a factor of 2.5. As explained above, however, factually that is not necessarily the case and the only certain result of the increase to the aggregation limit would be to reduce the average number of shares each member of the group must own.

small number of additional Company shareholders. Therefore, like other shareholders, the Company's largest pension fund shareholders have meaningful proxy access, and the statement regarding the analysis performed by the Council of Institutional Investors has little relevance to the Company.

For the reasons described in the Initial Request and, based upon the additional information provided in this letter, we respectfully request that the Staff reconsider its March 2, 2017 response and confirm that it will not take enforcement action if the Company excludes the Proposal from the 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you have any comments or questions concerning this matter, please contact me at (202) 955-1524.

Sincerely,

Scott H. Kimpel

Cc: Beth MacDonald, Vice President, Associate General Counsel, Lowe's Companies, Inc.
John Chevedden (via email at ***FISMA & OMB Memorandum M-07-16***